UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2020 (Report No. 2)

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of: (i) the Registrant’s press release issued on March 31, 2020, titled “Safe-T Reports Fourth Quarter and Full Year 2019 Financial Results,” which is attached hereto as Exhibit 99.1, (ii) the Registrant’s press release issued on March 31, 2020, titled “Safe-T Issues Shareholder Update Letter,” which is attached hereto as Exhibit 99.2.

The second, third and fourth paragraphs and the sections titled “Recent Developments”, “2019 Selected Highlights”, “Fourth Quarter 2019 Capital-Related Highlights”, “Financial results for the year ended December 31, 2019”, “Financial results for the three months ended December 31, 2019”, “Balance Sheet Highlights”, “Use of Non-IFRS Financial Results”, and “Forward-Looking Statements” in the Exhibit 99.1 are incorporated by reference into the registration statements Form S-8 (File No. 333-233510) and Form F-3 (File Nos. 333-233724, 333-235367, 333-235368 and 333-236030) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished

Exhibit No.	Description

99.1	Press release issued by Safe-T Group Ltd. on March 31, 2020, titled “Safe-T Reports Fourth Quarter and Full Year 2019 Financial Results.”
99.2	Press release issued by Safe-T Group Ltd. on March 31, 2020, titled “Safe-T Issues Shareholder Update Letter.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

By	/s/ Shai Avnit
Name:	Shai Avnit
Title:	Chief Financial Officer

Date: March 31, 2020

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